UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

NovaXS Biotech Corp.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

January 11, 2021

Physical Address of Issuer:

8 Panorama, Trabuco Canyon, CA 92679

Website of Issuer:

www.novaxs.co

Current Number of Employees:

0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)*
Total Assets	$667,324.92	$297,216
Cash & Cash Equivalents	$281,065.88	$297,216
Accounts Receivable	$0.00	$0
Short-term Debt	$26,880.49	$7,872
Long-term Debt	$1,043,593.18	$290,000
Revenues/Sales	$0.00	$0
Cost of Goods Sold**	$0.00	$0
Taxes Paid	$656.02	$0
Net Income	($441,043.00)	($62,494)

*The Company was formed on January 11, 2021.
**Cost of Revenue in the Company's financial statements.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 27, 2023

FORM C-AR

NOVAXS BIOTECH CORP.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by NovaXS Biotech Corp., a Delaware corporation ("**NovaXS Biotech,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.novaxs.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Technological developments by others may disrupt our business and negatively impact our revenues.

The medical device industry is subject to rapid technological change and discovery and frequent product introductions. The development of new or improved products, processes or technologies by other companies (such as needle-free injection technology) that provide better features, pricing or clinical outcomes or economic value may render our products or proposed products obsolete or less competitive. If our competitors respond more quickly to new or emerging technologies and changes in customer requirements or we do not introduce new versions or upgrades to our product portfolio in response to those requirements, our products may not be marketable. If competitors develop more effective or affordable products, or achieve earlier patent protection or product commercialization for new products than we do, our operations will likely be adversely affected.

Proposed changes to the FDA 510(k) clearance pathway and post-market safety monitoring process could adversely affect our ability to offer our new and existing products.

The United States ("U.S.") Food and Drug Administration (the "FDA") has announced its intention to pursue comprehensive reforms to its current 510(k) clearance pathway, which is used for clearance of low- to moderate-risk devices that are substantially equivalent to a device already on the market, and to its post-market safety monitoring process. The proposals, among other things, could prevent the use of certain older predicate devices as support for 510(k) clearance, provide for a "de novo" classification process to permit an evaluation of novel devices without a predicate device, establish an alternative 510(k) pathway for "well-understood" devices relying on objective safety and performance criteria, and expand post-market safety surveillance measures. These reforms could delay or prevent us from obtaining or maintaining 510(k) clearances or other premarket authorizations for our existing or new devices. Compliance with the new rules could require us to undertake significant additional costs prior to and following commercialization of our products, which may reduce the profitability of those products.

We are subject to costly and complex laws and governmental regulations and any adverse regulatory action may materially adversely affect our financial condition and business operations.

Our medical devices and technologies, as well as our business activities, are subject to a complex set of regulations and rigorous enforcement, including by the U.S. Department of Justice, FDA, and numerous other federal, state, and non-U.S. governmental authorities. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of our products. We cannot guarantee that we will be able to obtain or maintain 510(k) clearance or premarket approval for our new products or enhancements or modifications to existing products, and the failure to maintain approvals or clearances, or obtain approval or clearance could have a material adverse effect on our business, results of operations, financial condition and cash flows. Even if we are able to obtain approval or clearance, it may:

- take a significant amount of time
- require the expenditure of substantial resources
- involve modifications, repairs, or replacements of our products, and
- limit the proposed uses of our products.

Both before and after a product is commercially released, we have ongoing responsibilities under the FDA and other applicable non-U.S. government agency regulations. For instance, all medical devices marketed in the U.S. must be manufactured in accordance with the FDA's quality system regulations. Accordingly, our facility and procedures and those of our suppliers are also subject to periodic inspections by the FDA to determine compliance with applicable regulations. The results of these inspections can include inspectional observations on the FDA's Form 483, warning letters, or other forms of enforcement. Additionally, we are subject to annual registration and listing requirements, and associated user fees. If the FDA were to conclude that we are not in compliance with any applicable laws or regulations, or that any of our medical products are ineffective or pose an unreasonable health risk, the FDA could deem our products adulterated or misbranded, and take enforcement action against us. Possible enforcement actions include, but are not limited to: banning such medical products; detaining or seizing all adulterated or misbranded medical products; ordering recall, repair, replacement, or refund of such products; refusing to grant pending pre-market approval or 510(k) clearance applications; and/or requiring us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The FDA and other non-U.S. government agencies may also assess civil or criminal penalties against us, our officers or employees and impose operating restrictions on a company-wide basis. The FDA may also recommend prosecution to the U.S. Department of Justice. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively marketing and selling our products and limit our ability to obtain future pre-market clearances or approvals, and could result in a substantial modification to our business practices and operations.

In addition, the FDA has taken the position that device manufacturers are prohibited from promoting their products other than for the uses and indications set forth in the approved product labeling, and any failure to comply could subject us to significant civil or criminal exposure, administrative obligations and costs, and/or other potential penalties from, and/or agreements with, the federal government.

Regulations regarding the development, manufacture and sale of medical devices are evolving and subject to future change. We cannot predict what impact, if any, those changes might have on our business; however, failure to comply with applicable regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations.

Governmental regulations outside the U.S. have, and may continue to, become increasingly stringent and common. In the European Union, for example, a new Medical Device Regulation was published in 2017 which, when it entered into full force in 2020, included significant additional premarket and post-market requirements. Penalties for regulatory non-compliance could be severe, including fines and revocation or suspension of a company's EU business license, mandatory price reductions and criminal sanctions. Future foreign governmental laws and regulations may have a material adverse effect on us.

Defects or quality issues associated with our products could adversely affect the results of our operations.

The design, manufacture and marketing of medical devices involve certain inherent risks. Manufacturing or design defects, component failures, unapproved or improper use of our products, or inadequate disclosure of risks or other information relating to the use of our products can lead to injury or other serious adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or as required by the FDA or similar governmental authorities in other countries), and could result, in certain cases, in the removal of a product from the market. A recall could result in significant costs and lost sales and customers, enforcement actions and/or investigations by state and federal governments or other enforcement bodies, as well as negative publicity and damage to our reputation that could reduce future demand for our products. Personal injuries relating to the use of our products can also result in significant product liability claims being brought against us. A product liability claim, regardless of its merit or outcome, could not only result in significant legal defense costs, but also have a material adverse effect on our business and reputation and ability to attract and retain customers for our products. In some circumstances, adverse events could also cause delays in regulatory approval of new products or the imposition of post-market approval requirements.

If we are unable to protect our patents or other proprietary rights, or if we infringe the patents or other proprietary rights of others, our competitiveness and business prospects may be materially damaged.

Patent and other proprietary rights are essential to our business. We own patents, trade secrets, trademarks and/or other intellectual property rights related to many of our products. Our success depends to a significant degree on our ability to obtain and enforce patents, both in the U.S. and in other countries. We can lose the protection afforded by these intellectual property assets through patent expirations, legal challenges or governmental action. Additionally, our intellectual property rights may be challenged or infringed upon by third parties, particularly in countries where property rights are not highly developed or protected, or we may be unable to enter into license agreements with third-party owners of intellectual property on reasonable terms. Unauthorized use of our intellectual property rights or inability to preserve existing intellectual property rights could adversely impact our competitive position and results of operations.

The patent position of a medical device company is often uncertain and involves complex legal and factual questions. Significant litigation concerning patents and products is pervasive in our industry. Patent claims include challenges to the coverage and validity of our patents on products or processes as well as allegations that our products infringe patents held by competitors or other third parties. A loss in any of these types of cases could result in a loss of patent protection or the ability to market products, which could lead to a significant loss of sales, or otherwise materially affect future results of operations. We also rely on trademarks, trade secrets and know-how to develop, maintain and strengthen our competitive positions. Third parties may know, discover or independently develop equivalent proprietary information or techniques, or they may gain access to our trade secrets or disclose our trade secrets to the public.

Furthermore, our intellectual property, other proprietary technology and other sensitive company data is potentially vulnerable to loss, damage or misappropriation from system malfunction, computer viruses, unauthorized access to our data or misappropriation or misuse thereof by those with permitted access and other events. While we have invested to protect our intellectual property, confidential information and other data, and continue to work diligently in this area, there can be no assurance that our precautionary measures will prevent breakdowns, breaches, cyber incidents or other events. Such events could have a material adverse effect on our reputation, business, financial condition or results of operations.

Misappropriation or other loss of our intellectual property from any of the foregoing would have an adverse effect on our competitive position and may cause us to incur substantial litigation costs.

Health care policy changes and industry cost-containment measures could result in downward pricing pressure for our products and limit our sales.

Most of our customers, and those to whom our customers supply medical devices, rely on third-party payers, including government programs and private health insurance plans, to reimburse some or all of the cost of the medical devices we manufacture. The continuing efforts of governmental authorities, insurance companies and other payers of health care costs to contain or reduce these costs and, more generally, to reform the health care system, could limit the prices we are able to charge for our products or the amounts of reimbursement available for our products or the drugs that they administer, which would put pressure on us to reduce our prices for our products and/or limit our sales. The adoption of some or all of these proposals could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The medical technology industry is very competitive and customer demands and/or new products in the marketplace could cause a reduction in demand.

We face significant competition from a wide range of companies. These include large medical device companies with multiple product lines, some of which may have greater financial and marketing resources than we do, as well as firms that are more specialized than we are with respect to particular markets or product lines. Non-traditional entrants, such as technology companies, are also entering into the healthcare industry, some of which may have greater financial and marketing resources than we do. We also face competition from firms that are more specialized than we are with respect to particular markets. In some instances, competitors, including pharmaceutical companies, also offer, or are attempting to develop, alternative therapies for diseases that may be delivered via their own, or without, a medical device. We face competition across all our product lines and in each market in which our products are sold on the basis of product features, clinical or economic outcomes, product quality, availability, price, services and other factors. Our ability to compete is also impacted by changing customer preferences and requirements, such as increased demand for more environmentally-friendly products and for products incorporating digital capabilities, as well as changes in the ways health care services are delivered. Cost containment efforts by governments and the private sector are also resulting in increased emphasis on products that reduce costs, improve clinical results and expand patient access. Our ability to remain competitive will depend on how well we meet these changing market demands in terms of our product offerings and marketing approaches.

The medical technology industry is also subject to rapid technological change and discovery and frequent product introductions. The development of new or improved products, processes or technologies by other companies (such as needle-free injection technology) that provide better features, pricing, clinical outcomes or

Changes in the regulation of drug products and devices may increase competitive pressure and adversely affect our business.

An effect of the governmental regulation of our medical devices and our customers' drug products, devices, and manufacturing processes is that compliance with regulations makes it difficult to change components and devices produced by one supplier with those from another supplier, due to the large amount of data and information that customers must generate to demonstrate that the components and devices are equivalent and pose no additional risk to the patient. The regulation of our medical devices and our customers' products that incorporate our components and devices has increased over time. If the applicable regulations were to be modified in a way that reduced the level of data and information needed to prove equivalency for a change from one supplier's components or devices to those made by another, it is likely that the competitive pressure would increase and adversely affect our sales and profitability.

Consolidation in the pharmaceutical and healthcare industries could adversely affect our future revenues and operating income.

The pharmaceutical and healthcare industries continue to experience a significant amount of consolidation. As a result of this consolidation, competition to provide goods and services to customers has increased. In addition, group purchasing organizations and integrated health delivery networks have served to concentrate purchasing decisions for some customers, which has placed pricing pressure on suppliers. Further consolidation within the industries we serve could exert additional pressure on the prices of our products.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict. If our operating results fall below expectations, the market price of our product could decline.

Our financial condition and operating results have varied in the past and will continue to fluctuate from one financial period to the next due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following, as well as other factors described elsewhere in this Form C-AR:

- delays or failures in advancement of existing or future product candidates into clinical trials;
- our ability to manage our growth;
- our relationships, and any associated exclusivity terms, with potential partners;
- the outcomes of research programs, pre-clinical studies and clinical trials, and other product development or approval processes;
- the ability of our future partners to develop and successfully commercialize products;
- our dependence on, and the need to attract and retain, key management and other personnel;
- our ability to obtain, protect, maintain, defend and enforce our intellectual property rights;
- our ability to prevent the theft or infringement, misappropriation or other violation of our intellectual property;
- our ability to obtain additional capital that may be necessary to expand our business; and

- business interruptions such as power outages, strikes, acts of terrorism, pandemics or natural disasters.

Due to the various factors mentioned above, and others, the projected financial information included in this Form C-AR should not be relied upon as indications of our future operating performance.

Our expenses could increase beyond our expectations if we are required by the FDA, the European Medicines Agency, or the EMA, or other regulatory agencies to make changes to our manufacturing or quality systems in addition to those that we currently anticipate. Even if we are able to generate revenues from our agreements with future partners, if any, we may not become profitable and may need to obtain additional funding to continue operations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

NovaXS Biotech Corp. is a medical device company.

The Company conducts business in Delaware and sells products and services through the internet throughout the United States and internationally.

NovaXS Biotech is a smart medical device company focused on advanced drug delivery and users' long-term health. Our patent-pending technology, Telosis, is a smart needle-free drug delivery platform that allows patients to self-administer medications subcutaneously or intramuscularly within 0.3 second and tracks long-term treatment progress.

Business Plan

We intend to generate revenue from two possible revenue sources: 1. B2B licensing: license our needle-free injection system to pharmaceutical companies to conduct a co-development of a drug-device combination product; 2. B2B2C Device sales: sell the device at a minimal cost and generate a recurring revenue from the monthly subscription model of the consumables (cartridges) and the software usage.

The Company's Products and/or Services

Product / Service	Description	Current Market
Telosis Smart Needle-free Drug Delivery Platform	a smart needle-free drug delivery platform that allows patients to self-administer medications subcutaneously or intramuscularly within 0.3 second and tracks long-term treatment progress	In-vitro Fertilization, Chronic Diseases that require frequent in-home injections, Regenerative Medicine

Competition

Needle-free technology has been in the market for at least 50 years. It was first introduced to military as an easy-to-use emergency shot method, such as CrossJect. CrossJect is a European public company focused on single-used needle-free syringes. The technology is widely used on vaccine delivery nowadays, such as PharmaJet. PharmaJet focuses exclusively on vaccine delivery in developing countries to solve the needle contamination problem. Other players, such as Portal Instruments, are focusing on generating partnerships with pharmaceutical companies to deliver their new drug candidate. Portal Instruments has partnerships with Sanofi and Taketa, focusing on IBD diseases. NovaXS' technology, Telosis, is the only needle-free technology in the market that could satisfy subcutaneous and intramuscular injection and at the same time build a two-way communication channel between the healthcare providers and patients to manage long-term chronic diseases.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

We license our technology to Pharmaceutical companies to conduct a co-development with their new drug candidate or sell the products to patients with self-injection needs through healthcare providers.

Supply Chain

We outsource the manufacturing to a FDA certified manufacturer to help us source the components of the device and build the device on its site.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
63/369,941	NEEDLE-FREE INJECTION SYSTEM	Utility Patent	July 30, 222	Pending	United States
63/369,943	NEEDLE-FREE INJECTION SYSTEM	Utility Patent	July 30, 2022	Pending	United States
63/369,944	NEEDLE-FREE INJECTION SYSTEM	Utility Patent	July 30, 2022	Pending	United States
63/209,659	NEEDLE-FREE INJECTION SYSTEM	Utility Patent	June 11, 2021	Pending	United States
202110647601.1	NEEDLE-FREE INJECTION SYSTEM	Utility Patent	June 11, 2021	Pending	China

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
"Alina" Rui Su	CEO, CFO, Treasurer	CEO, CFO, Treasurer at NovaXS Biotech (01/11/2021 - Present); Responsibilities include managing the company, creating strategies, fundraising. Student (2018 – Present)	University of California, Berkely – Bachelors (2022); Harvard Medical School (2022 - Present)
Alex Zou	Co-Founder	Co-Founder at Nova XS Biotech (December 2021 - Present); Responsibilities include providing	University of Illinois, Urbana-Champaign

		support relating to IT and technology matters Student (2017 – Present)	Bachelor's degree of Science (2021); UC Berkeley, PhD program of computer and electro engineering (current)
"Jonathan" Tianyi Xing	President, COO, Secretary	President, COO, Secretary at NovaXS Biotech (01/11/2021 - Present); Responsibilities include business operations, business marketing & sales, and business development. Beijing FRO.G Sports Management LLC (2019-2021); Responsibilities include: general management and business oversight.	University of Southern California – Bachelors (2019); University of Chicago-MBA candidate (Expected graduation in 2023)
Reed McCalmon	CFO	CFO at NovaXS Biotech (09/04/2021 - Present); Responsibilities include financial planning Shore Financial Corporation – Chief Executive Officer (2015 - Present); Responsibilities include: financial management of multiple startup clients.	California State University, San Marcos – Bachelors (2009)
Sean McKibben	VP, Doctor Relations	VP, Doctor Relations at NovaXS Biotech (June 2022 - Present); Responsibilities include business strategy Mount Carmel Grove City - President (2011 – 2020); Responsibilities include: leading the management and operations team. DASI Simulations - COO (2021 – Present); Responsibilities include: general management and business oversight.	University of Dayton – Bachelors (1993); John Carroll University – Masters (2002)
Haley E. Titus	VP, Clinical Operations	VP, Clinical Operations at NovaXS Biotech (August 2022 - Present); Responsibilities include clinical study management and planning Affiliate Neuroimmunologist at Northwestern University (2015-2022); Responsibilities include: consulting on neuroimmunology.	Miami University – Bachelors (2007); Wright State University School of Medicine – Masters (2009); University of Cincinnati

			College of Medicine – PhD (2015)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 1,000,000 shares of common stock of which 158,273 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	158,273
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	77.94%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	2021 Equity Incentive Plan
Amount Authorized / Amount Outstanding	21,102 / 4,740
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10.39%

Type	Crowd SAFE
Face Value	$113,893
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $14,000,000 Discount: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.98%

Type	SAFE
Face Value	$950,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $12,000,000 Discount: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.19%

Type	SAFE
Face Value	$75,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	mHUB Product Impact Fund I, LP, shall have the right to purchase Standard Preferred Stock representing up to 5% of the Company Capitalization in connection with any Equity Financing.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.52%

Type	Convertible Notes
Face Value	$18,777.77
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Interest Rate: 4% Maturity Date: 2025
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.98%

Outstanding Debt

As of the date of this Form C-AR, the Company has no outstanding debt.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
"Alina" Rui Su	97,275 shares of Common Stock	61.463%

| "Jonathan" Tianyi Xing | 37,275 shares of Common Stock | 23.55% |

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$4,000	($485,364)	$0

Liquidity and Capital Resources

On February 4, 2023, the Company closed an offering pursuant to Regulation CF and raised $114,193.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$180,584.70	154,772 shares	General Working Capital	January 11, 2021 - Present	Section 4(a)(2)
Common Stock	N/A – exchange for services	3,501 shares	General Working Capital	August 18, 2022	Section 4(a)(2)
SAFE	$950,000	6 SAFEs	General Working Capital	December 31, 2021 - August 10, 2022	Section 4(a)(2)
SAFE	$75,000	1 SAFE	General Working Capital	October 25 2021	Section 4(a)(2)
Convertible Promissory Note	$18,777.77	2 Notes	General Working Capital	March 24, 2022 - April 1, 2022	Section 4(a)(2)
Accelerator Warrant	Right to Invest up to $250,000	1 Warrant	General Working Capital	July 1, 2021	Section 4(a)(2)
Crowd SAFE	$113,893	$113,893 face value of the Crowd SAFEs	General Working Capital	February 4, 2023	Reg CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- On March 20, 2021 the Company and "Alina" Rui Su entered into a Restricted Stock Purchase Agreement where Ms. Su purchased 55,000 shares of the Company's Common Stock for a purchase price of $0.37 per share and an aggregate purchase price of $16,500.
- On March 20, 2021 the Company and "Jonathan" Tianyi Xing entered into a Restricted Stock Purchase Agreement where Mr. Xing purchased 45,000 shares of the Company's Common Stock for a purchase price of $0.37 per share and an aggregate purchase price of $13,500.

- On August 31, 2021 the Company and "Alina" Rui Su entered into a Restricted Stock Purchase Agreement where Ms. Su purchased 50,000 shares of the Company's Common Stock for a purchase price of $0.00176 per share and an aggregate purchase price of $88.
- On June 1, 2021, the Company entered into a 2021 Common Stockholders' Agreement with "Alina" Rui Su and "Jonathan" Tianyi Xing.
- On September 4, 2021 the Company and Reed McCalmon entered into a Restricted Stock Purchase Agreement where Mr. McCalmon purchased 2,000 shares of the Company's Common Stock for a purchase price of $0.10 per share and an aggregate purchase price of $200.
- On November 7, 2021 the Company and Sean McKibben entered into a Restricted Stock Purchase Agreement where Mr. McKibben purchased 500 shares of the Company's Common Stock for a purchase price of $0.10 per share and an aggregate purchase price of $50.
- On December 6, 2021 the Company, "Alina" Rui Su, and Jiarui Zou entered into a Common Stock Transfer Agreement where Ms. Su sold and transferred 7,725 shares of the Company's Common stock to Mr. Zou at a purchase price of $9.71 per share, for an aggregate purchase price of $75,009.75.
- On December 6, 2021 the Company, "Jonathan" Tianyi Xing, and Jiarui Zou entered into a Common Stock Transfer Agreement where Mr. Xing sold and transferred 7,725 shares of the Company's Common stock to Mr. Zou at a purchase price of $9.71 per share, for an aggregate purchase price of $75,009.75.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ "Alina" Rui Su
_____
(Signature)

"Alina" Rui Su
_____
(Name)

CEO
_____
(Title)

I, "Alina" Rui Su, the Chief Executive Officer of NovaXS Biotech, Corp., certify that the financial statements of NovaXS Biotech, Corp. included in this Form C-AR are true and complete in all material respects.

/s/ "Alina" Rui Su
_____
(Signature)

"Alina" Rui Su
_____
(Name)

CEO
_____

April 27, 2023
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ "Alina" Rui Su
_____
(Signature)

"Alina" Rui Su
_____
(Name)

Director
_____
(Title)

April 27, 2023
_____
(Date)

/s/ "Jonathan" Tianyi Xing
_____
(Signature)

"Jonathan" Tianyi Xing
_____
(Name)

Director

_____
(Title)

April 27, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

NovaXS Biotech Corp.
Profit and Loss
January 2021 - December 2022

	Jan - Dec 2021	Jan - Dec 2022	Total
Income			
Competition Awards	3,000.00	4,000.00	7,000.00
Total Income	**$ 3,000.00**	**$ 4,000.00**	**$ 7,000.00**
Gross Profit	**$ 3,000.00**	**$ 4,000.00**	**$ 7,000.00**
Expenses			
Advertising & marketing	1,746.82	17,050.00	18,796.82
Branding		1,127.00	1,127.00
Public Relations		25,741.26	25,741.26
Total Advertising & marketing	**$ 1,746.82**	**$ 43,918.26**	**$ 45,665.08**
Consultant Fees		121,487.50	121,487.50
Contract labor	2,500.00		2,500.00
Corporate Gifts		2,141.33	2,141.33
Educational/Conference		4,555.00	4,555.00
General business expenses			0.00
Bank fees & service charges	950.00	895.54	1,845.54
Memberships & subscriptions		470.36	470.36
Total General business expenses	**$ 950.00**	**$ 1,365.90**	**$ 2,315.90**
Hardware Development		0.00	0.00
Incubator Resource Fees	6,000.00		6,000.00
Interest paid	70.33		70.33
Legal & accounting services			0.00
Accounting fees	1,900.00	4,200.00	6,100.00
Legal Fees			0.00
CrowdFunding		6,900.00	6,900.00
General Counsel	23,807.45	57,429.20	81,236.65
Intellectual Property		21,065.00	21,065.00
Total Legal Fees	**$ 23,807.45**	**$ 85,394.20**	**$ 109,201.65**

Regulatory	15,546.54	17,325.50	32,872.04
Total Legal & accounting services	**$ 41,253.99**	**$ 106,919.70**	**$ 148,173.69**
Meals	4,599.93	4,879.00	9,478.93
Office expenses	1,245.21		1,245.21
Office supplies		2,558.28	2,558.28
Shipping & postage		1,973.77	1,973.77
Software & apps		6,535.22	6,535.22
Total Office expenses	**$ 1,245.21**	**$ 11,067.27**	**$ 12,312.48**
Payroll expenses			0.00
Payroll Processing Fees		1,005.00	1,005.00
Payroll taxes		9,383.18	9,383.18
Salaries & wages		112,375.00	112,375.00
Total Payroll expenses	**$ 0.00**	**$ 122,763.18**	**$ 122,763.18**
Product Development		0.00	0.00
Inbound Freight		0.00	0.00
Total Product Development	**$ 0.00**	**$ 0.00**	**$ 0.00**
Software Development		0.00	0.00
Taxes paid			0.00
Franchise taxes		656.02	656.02
Total Taxes paid	**$ 0.00**	**$ 656.02**	**$ 656.02**
Travel	7,127.47		7,127.47
Airfare		15,348.61	15,348.61
Hotels		5,248.23	5,248.23
Parking & tolls		144.00	144.00
Taxis or shared rides		1,330.84	1,330.84
Total Travel	**$ 7,127.47**	**$ 22,071.68**	**$ 29,199.15**
Website		3,218.16	3,218.16
Total Expenses	**$ 65,493.75**	**$ 445,043.00**	**$ 510,536.75**
Net Operating Income	**-$ 62,493.75**	**-$ 441,043.00**	**-$ 503,536.75**
Net Income	**-$ 62,493.75**	**-$ 441,043.00**	**-$ 503,536.75**

NovaXS Biotech Corp.
Balance Sheet
As of December 31, 2022

	Jan - Dec 2021	Jan - Dec 2022
ASSETS		
Current Assets		
Bank Accounts		
Bill.com Money Out Clearing		0.00
PLAT BUS CHECKING (1210) - 1	297,215.84	281,065.88
Total Bank Accounts	$ 297,215.84 $	281,065.88
Total Current Assets	$ 297,215.84 $	281,065.88
Other Assets		
Research & Development		386,259.04
Total Other Assets	$ 0.00 $	386,259.04
TOTAL ASSETS	$ 297,215.84 $	667,324.92
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	4,895.55	14,776.12
Total Accounts Payable	$ 4,895.55 $	14,776.12
Credit Cards		
Chase Credit Card Combined	1,676.04	10,704.37
Total Credit Cards	$ 1,676.04 $	10,704.37
Other Current Liabilities		
Accrued Professional Fees	1,300.00	1,400.00
Total Other Current Liabilities	$ 1,300.00 $	1,400.00
Total Current Liabilities	$ 7,871.59 $	26,880.49
Long-Term Liabilities		
Convertible Note - SAFE	290,000.00	1,043,593.18
Total Long-Term Liabilities	$ 290,000.00 $	1,043,593.18

Total Liabilities	$	297,871.59	$ 1,070,473.67
Equity			
Additional paid in capital		61,837.02	100,386.51
Common stock		0.98	1.49
Retained Earnings			-62,493.75
Net Income		-62,493.75	-441,043.00
Total Equity	-$	655.75	$ 403,148.75
TOTAL LIABILITIES AND EQUITY	$	297,215.84	$ 667,324.92